As filed with the U.S. Securities and Exchange Commission on April 4, 2022.

Registration Nos. 333-262264 and 333-262421

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Imperial Petroleum Inc.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

331 Kifissias Avenue

Erithrea 14561 Athens, Greece

(Address of principal executive offices)

Harry N. Vafias

331 Kifissias Avenue,

Erithrea 14561, Athens, Greece

Telephone: (011) (30) (210) 625 0001

Facsimile: (011) (30) (210) 625 0018

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address and telephone number of agent for service)

Copies to:

Finn Murphy, Esq.

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 459-7257

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form F-1 (this “Post-Effective Amendment”) is being filed to update the Registration Statement on Form F-1 (Registration No. 333-262264) (the “Prior Registration Statement”) and the Registration Statement on Form F-1 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”) (Registration No. 333-262421) (the “Additional Registration Statement” and, together with the Prior Registration Statement, the “Original Registration Statements”), which became effective on January 31, 2022, to incorporate by reference the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2022. Pursuant to Rule 429 under the Securities Act, the prospectuses contained in the Original Registration Statements have been combined into the prospectus contained in this Post-Effective Amendment. Accordingly, this Post-Effective Amendment amends both of the Original Registration Statements. Prior to the filing of the Annual Report, (1) the underwritten offering (the “Underwritten Offering”) to which the Original Registration Statements related was completed, including the full exercise of the underwriters’ overallotment option, and (2) 10,997,000 Class A Warrants were exercised. Accordingly, this Post-Effective Amendment relates only to the exercise of the remaining 43,000 Class A Warrants that were issued as a component of the units in the Underwritten Offering, as well as the exercise of the warrants issued to the representative of the underwriters of the Underwritten Offering, which do not become exercisable until July 31, 2022.

All applicable registration fees were paid in connection with the filing of the Original Registration Statements on January 20, 2022 and January 31, 2022, respectively.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION PRELIMINARY

PROSPECTUS DATED APRIL 4, 2022

Up to 43,000 Common

Shares upon the exercise of

outstanding Class A Warrants

IMPERIAL PETROLEUM INC.

This prospectus relates to the issuance of up to 43,000 of our common shares issuable upon the exercise of 43,000 outstanding Class A Warrants to purchase common shares, which we refer to as the Class A Warrants. The Class A Warrants were issued in connection with our underwritten public offering which closed on February 2, 2022. We are also registering the issuance of up to 552,000 of our common shares issuable upon the exercise of 552,000 outstanding warrants to purchase common shares that we issued to the representative of the underwriters of our underwritten public offering in February 2022, which we refer to as the Representative’s Purchase Warrants.

Each Class A Warrant has an exercise price of $1.25 per share, was exercisable upon issuance and will expire on February 2, 2027, which is five years from issuance. Each Representative’s Purchase Warrant has an exercise price of $1.375 per share, becomes exercisable on July 31, 2022 and will expire on February 2, 2027.

Our common shares are traded on the Nasdaq Capital Market under the symbol “IMPP.” The last reported sale price of our common shares on the Nasdaq Capital Market on April 1, 2022 was $1.32 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on 14 of this prospectus before you make an investment in our securities.

We are an “emerging growth company” as that term is used in the Securities Act of 1933, as amended (the “Securities Act”), and, as such, we may elect to comply with certain reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                 , 2022.

-i-

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in any free writing prospectus filed with the SEC, as well as any amended prospectus and any prospectus supplement, together with additional information described under the headings “Additional Information” and “Incorporation of Certain Information By Reference. We have not, and the underwriters have not, authorized anyone to provide you with different information or to make representations other than those contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Unless otherwise indicated, references to “Imperial Petroleum,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, Imperial Petroleum Inc., and its subsidiaries, except where the context otherwise requires.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the securities being offered pursuant to this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered by this prospectus, you may wish to review the full registration statement, including its exhibits.

We are subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with U.S. GAAP and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions between us and our related parties.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus.

This prospectus incorporates by reference the following documents:

•	our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 29, 2022;

•	our Registration Statement on Form 8-A filed with the SEC on November 19, 2021, including any subsequent amendments or reports filed for the purpose of updating such description.

We will provide, free of charge upon written or oral request, to each person to whom this prospectus is delivered, including any beneficial owner of the securities, a copy of any or all of the information that has been incorporated by reference into this prospectus, but which has not been delivered with the prospectus. Copies of these documents also may be obtained on the “Investors” section of our website at www.imperialpetro.com. The information contained on or linked to or from our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus. Requests for such information should be made to us at the following address:

Imperial Petroleum Inc.

331 Kifissias Avenue,

Erithrea 14561, Athens, Greece

Telephone: (011) (30) (210) 625 0001

Facsimile: (011) (30) (210) 625 0018

Attention: Chief Financial Officer

You should assume that the information appearing in this prospectus and any accompanying prospectus supplement, as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	future operating or financial results;

•

global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of oil and oil products, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, availability of shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world tanker fleet composition;

•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it;

•	ability to employ our vessels profitably;

•	performance by the counterparties to our charter agreements;

•	future refined petroleum product and oil prices and production;

•	future supply and demand for oil and refined petroleum products;

•

our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our financing arrangements;

•	performance by the shipyards constructing any newbuilding vessels we order; and

•	expectations regarding vessel acquisitions and dispositions.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS OR THE DOCUMENTS TO WHICH WE REFER YOU IN THIS PROSPECTUS, TO REFLECT ANY CHANGE IN OUR EXPECTATIONS WITH RESPECT TO SUCH STATEMENTS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED, EXCEPT AS REQUIRED BY LAW.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Republic of the Marshall Islands and our principal executive offices are located outside the United States. Our directors and officers reside outside the United States. In addition, substantially all of our assets and the assets of our directors and officers are located outside the United States. As a result, it may not be possible for you to serve legal process within the United States upon us or any of these persons. It may also not be possible for you to enforce, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that courts in jurisdictions outside the U.S. (i) would enforce judgments of U.S. courts obtained in actions against us or our directors or officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our directors or officers based on those laws.

MARKET DATA

The Company uses market data throughout this prospectus. The Company has obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. The Company believes that the surveys and market research others have performed are reliable, but the Company has not independently verified this information.

PROSPECTUS SUMMARY

This summary highlights information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the section of this prospectus entitled “Risk Factors” and the more detailed information that appears later in this prospectus before making an investment in our securities.

Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, by StealthGas Inc. (“StealthGas”) to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in our initial fleet, that it subsequently contributed to us in connection with the Spin-Off (as defined below). On December 3, 2021, StealthGas distributed all of our outstanding shares of common stock, par value $0.01 per share (“common shares”), and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, liquidation preference $25.00 per share (“Series A Preferred Shares”), to its stockholders, which completed our separation from StealthGas (the “Spin-Off”).

Unless otherwise indicated, references to “Imperial Petroleum,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, Imperial Petroleum Inc., and its subsidiaries, except where the context otherwise requires. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this prospectus are to the lawful currency of the United States of America.

Overview

We are a provider of international seaborne transportation services to oil producers, refineries and commodities traders. We own and operate a fleet of three medium range (M.R.) refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil. The total cargo carrying capacity of our fleet is 255,804 dwt.

We have also entered into agreements to acquire two M.R. refined petroleum product tankers, built at Shin Kurushima Dockyard, Japan in 2011 and at SLS Shipbuilding, South Korea in 2008, respectively, with an aggregate capacity of approximately 97,000 dwt, from Brave Maritime, which is affiliated with members of the Vafias family other than our Chief Executive Officer, for an aggregate purchase price of $31.0 million. We expect to finance the purchase price for these vessels, which are scheduled to be delivered to us on a charter-free basis by the end of May 2022, with cash-on-hand and new senior secured bank debt for which we are in discussions with an international financial institution.

Upon the completion of the Spin-Off on December 3, 2021, we began operating as a separate company from StealthGas, the Nasdaq-listed ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, of which we were previously a part.

Our Fleet

As of March 1, 2022 the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Magic Wand	2008	Korea	47,000	MR product tanker	Time Charter	$12,250	April 2022(2)
Clean Thrasher	2008	Korea	47,000	MR product tanker	Time Charter	$13,250	March 2022(3)
Falcon Maryam	2009	Korea	46,000	MR product tanker	Bareboat	$7,800	September 2022
Stealth Berana	2010	Korea	115,804	Aframax oil tanker	Time Charter	$16,450	March 2022(4)
Fleet Total			255,804 dwt

(1)	Earliest date charters could expire.
(2)	The charterer has an option to extend the charter for an additional year at a daily charter rate of $14,500.
(3)	The charterer has an option for a period of another 45 days at a daily rate of $14,500.
(4)

The charterer declined to exercise its charter extension options and on March 4, 2022 redelivered the Stealth Berana to us, which operated in the spot market before commencing a two-month time charter on March 24, 2022 at a daily rate of $33,000.

We plan to expand our fleet by investing in vessels, which may include vessels in other seaborne transportation sectors in addition to the product and crude tanker sectors, under favorable market conditions; and, as described above, have recently entered into agreements to acquire two MR product tankers. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We will deploy our fleet on a mix of period charters, including time and bareboat charters which can last up to several years, and spot market charters, which generally last from one to six months, according to our assessment of market conditions. As of March 1, 2022, all of our vessels were employed under either a time charter or a bareboat charter contract; however, the Stealth Berana was redelivered to us in early March 2022 and operated in the spot market for most of March 2022 before commencing a time charter on March 24, 2022. As of March 1, 2022, approximately 27.5% of our remaining ship capacity days in 2022 are under contract.

The Vafias family, of which our President and Chief Executive Officer, Harry Vafias, is a member, is one of our stockholders. The Vafias family has been active in shipping for over 40 years. The Vafias family formed Stealth Maritime Corporation S.A., or Stealth Maritime, in 1999 which, as our fleet manager, is responsible for all aspects of our administration and operations. During 2021, StealthGas and affiliates of our Manager, Stealth Maritime, owned or partially owned in total 76 vessels (including 21 tankers).

Management of Our Fleet

All of our vessels are managed by Stealth Maritime, a company controlled by members of the Vafias family, of which our Chief Executive Officer is a member. We have a management agreement with Stealth Maritime pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime subcontracts technical management and crew management for some of our vessels to third parties, including Hellenic Manning Overseas Inc. and Bernard Shulte Management based in Athens. These technical managers are supervised by Stealth Maritime.

Our management agreement, which we entered into in conjunction with our separation from StealthGas and the Spin-Off, is substantially similar to the management agreement between StealthGas and Stealth Maritime relating to our vessels that were previously owned by StealthGas, including providing for the same fee levels. Under our management agreement we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro-rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also be obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. Additional vessels that we may acquire in the future may be managed by Stealth Maritime or by other unaffiliated management companies.

The initial term of our management agreement with Stealth Maritime will expire on December 31, 2025. Unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods. See “Certain Relationships and Related Party Transactions—Management and Other Fees” for additional information regarding the management agreement, including management fees and termination provisions.

Market Opportunity

The Company believes that the following current tanker industry trends create attractive market opportunities:

•	Advancements in technology, tanker modification, globalization and macroeconomic events are major drivers affecting the global tanker shipping market, and demand for seaborne transportation.

•

The tanker market remained under substantial pressure in 2021 as the impacts of the pandemic along with recent short-term oil supply shortages arising from certain OPEC+ countries not being able to meet production targets continued to affect demand for tanker transportation. As a result, crude tanker dwt demand is estimated to have contracted by 2.8% in full year 2021 while signs of improvement are projected to be seen in 2022 where crude tanker dwt demand is expected to increase by 7.1%. Demand for product tankers in dwt terms is estimated to have increased by around 7.8% in full year 2021 supported by increasing demand for oil products and is expected to increase by around 7.0% in 2022 as demand for oil transportation further recovers and the refinery capacity in key exporting regions further expands. (Clarkson Research Services (Oil and Tanker Trades Outlook, February 2022)). However, the recent crisis between Russia and Ukraine is creating significant uncertainty around its effect in global shipping markets. In 2021, Russia accounted for approximately 9% of seaborne crude oil exports and 11% of refined petroleum exports. Escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil have caused the price of crude oil to currently trade above $100 per barrel while tanker charter rates increased significantly as charterers seek to secure tanker tonnage. Although the exact impact of the geopolitical and humanitarian crisis cannot be quantified yet, we believe that if sanctions are imposed on Russian oil exports, trade patterns of Russian exports will change and oil may be transported via longer haul distances, increasing ton-mile demand.

With regards to the broader shipping industry, we believe that the changing landscape creates new investment opportunities:

•	The COVID-19 pandemic remission has had a positive impact on seaborne demand across industries and sectors. It is expected that trade volumes will grow more strongly in 2022,

which combined with older less efficient vessels being scrapped, should improve freight rates and secondhand prices.

•

The market outlook is heavily supported by new regulations. The International Maritime Organization (IMO) has implemented new regulations in order to reduce CO2 intensity on the shipping industry by at least 40% by 2030, and greenhouse gas emissions by 50% by 2050. This demand for more environmental sustainability in supply chains has given rise to new services, technologies and business processes which create a new framework around shipping investments and opportunities across all shipping sectors.

We can provide no assurance that the industry dynamics described above will continue or that we will be able to expand our business. For further discussion of the risks that we face, see “Risk Factors” beginning on page 14 of this prospectus.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

•

Experienced Management Team and Manager. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Our Chief Executive Officer, Harry Vafias, has over 20 years of experience in the shipping industry, including the tanker, gas and drybulk sectors. Mr. Vafias is a member of the Vafias family, which has been active in shipping for over 40 years. As noted above, the Vafias family formed Stealth Maritime, S.A., in 1999 which, as our fleet manager, is responsible for all aspects of our administration and operations.

•

Cost Efficient Vessel Operations. We believe that we have developed a reputation as an efficient and dependable vessel manager that maintains high standards of operation, vessel technical condition, safety and environmental protection. We believe that by relying on the experience of our fleet manager, Stealth Maritime, we will continue to contain our operating costs by making available to us the operating efficiencies and economies of scale enjoyed by Stealth Maritime and by using Stealth Maritime’s shipping experience in supervising the operations of the technical managers it employs for our fleet. Our total daily operating expenses, including general and administrative expenses and excluding management fees and drydocking expenses, were $5,041 per vessel per day for the year ended December 31, 2020 and $5,428 for the nine months ended September 30, 2021 (during which time we had one vessel on bareboat charter). We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures. For the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, our fleet operational utilization was 99.7%, 95.7% and 89.7%, respectively.

•

Strong Relationships with Customers and Financial Institutions. We believe our management team, Stealth Maritime and the Vafias family, which has been active in the tanker market since 1999, have developed strong industry relationships and have gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. We believe our ability to attract high-quality charterers is a result of our focus on fulfilling our customers’ expectations for efficiency and reliability. Key to maintaining our relationships with these companies are high standards of safety and consistency of service. Our vessels, office and operations routinely pass the industry’s strictest vetting standards, which enables us to charter our fleet with major oil companies, oil and petrochemical traders.

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by timing and structuring acquisitions of vessels and by reliably, safely and efficiently operating our vessels. We continuously evaluate purchase and sale opportunities, as well as employment opportunities for our vessels. Key elements of the above strategy are:

•

Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical and condition assessment review of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made.

•

Optimize Charter Mix. In the current product tanker and crude oil tanker charter market, we are mainly focusing on short to medium term charters, including time and bareboat charters, of one or two years. As the charter market changes and we grow our fleet, we may continue to adjust our chartering strategy to include longer duration term charters or a higher percentage of spot market charters. We seek to charter our vessels to high quality charterers as we have done in the past such as national and independent oil companies, energy traders and industrial companies.

•

Operate a High Quality Fleet. Our primary focus is the operation of medium and large-sized product tankers and crude oil tankers, and as we grow our fleet in the future potentially add vessels in other seaborne transportation sectors that we assess as exhibiting favorable market conditions. We believe that owning a high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable charters. We limit our acquisition of vessels to those that meet rigorous industry standards and that are capable of meeting the stringent certification requirements of major oil companies. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.

•

Maintain Financial Flexibility. We intend to use bank debt to partially fund our further vessel acquisitions and which we hope will increase financial returns for our shareholders. We intend to manage our balance sheet to maintain an adequate level of liquidity and actively assess the level and maturity profile of debt we incur in light of the level of cash flow generated from our chartering strategy and our efficient operating cost structure. We have moderate leverage which we believe will well position us to obtain additional financing and grow our fleet by pursuing selective acquisitions.

Risk Factors Summary

An investment in our securities is subject to a number of risks, including risks related to our industry, business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Risk Factors” in this prospectus for a more thorough description of these and other risks.

•

The cyclical nature of the demand for seaborne transportation of oil and petroleum products, which is currently at low levels, may lead to significant changes in our chartering and vessel utilization, which may result in difficulty finding profitable charters for our vessels.

•

Economic and political factors, including increased trade protectionism and tariffs and health pandemics, such as the COVID-19 pandemic, could materially adversely affect our business, financial position and results of operations.

•

The COVID-19 pandemic will continue to have negative consequences for the shipping industry, including demand for oil and charter rates, which may continue to negatively affect our results of operations.

•	The tanker industry is highly dependent upon the crude oil and petroleum products industries, with the level of availability and demand for oil and petroleum products.

•	An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

•

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the conflict in Ukraine and related sanctions, which may interfere with the operation of our vessels.

•	We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures.

•	The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

•

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.

•	Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

•

The market values of our vessels may decrease, which could cause us to breach covenants in our expected loan agreements, and could have a material adverse effect on our business, financial condition and results of operations.

•

Our fleet’s average age is above the average age of the global tanker fleet, and as our vessels age we may have difficulty competing with younger, more technologically advanced tankers for charters from oil majors and other top-tier charterers.

•

The book value of our vessels is currently substantially higher than their market value, and if we sell a vessel at a time when vessel prices have not increased, the sale may be for less than the vessel’s carrying value, which would result in a reduction in our profits.

•	We depend on our manager, Stealth Maritime, to operate our business.

•	You may experience future dilution as a result of future equity offerings and other issuances of our common shares, preferred shares or other securities.

Recent Developments

In the first quarter of 2022, we completed an underwritten public offering for 11,040,000 of our common shares and 11,040,000 Class A Warrants, each exercisable for one common share at a price per share of $1.25, including full exercise of the underwriter’s overallotment option. We also issued the underwriters of the offering 552,000 Representative Purchase Warrants, each exercisable for one common share at a price per share of $1.375. The offering resulted in gross proceeds to us of $13.8 million, and net proceeds, after underwriting discounts and commissions and expenses, of approximately $12.4 million.

As of March 31, 2022, an aggregate of 10,997,000 Class A Warrants had been exercised for 10,997,000 of our common shares, resulting in proceeds to us of $13,746,250. A total of 43,000 Class A Warrants, with an exercise price of $1.25 per share, remained outstanding as of March 31, 2022.

In March 2022, we completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 43,124,950 units for $1.60 per unit, each unit consisting of (i) one Common Share of the Company (or pre-funded warrants, all of which were subsequently exercised for common shares, in the case of 3,900,000 units) and (ii) one Class B Warrant to purchase one Common Share at an exercise price of $1.60 per Common Share. We also issued 1,724,998 warrants (the “March 2022 Representative Purchase Warrants”) to the representative of the underwriters to purchase up to an aggregate of 1,724,998 Common Shares at an exercise price of $2.00 per share.

We have also entered into agreements to acquire two M.R. refined petroleum product tankers, built at Shin Kurushima Dockyard, Japan in 2011 and at SLS Shipbuilding, South Korea in 2008, respectively, with an aggregate capacity of approximately 97,000 dwt, from Brave Maritime, which is affiliated with members of the Vafias family other than our Chief Executive Officer, for an aggregate purchase price of $31.0 million. We expect to finance the purchase price for these vessels, which are scheduled to be delivered to us on a charter-free basis by the end of May 2022, with cash-on-hand and new senior secured bank debt for which we are in discussions with an international financial institution.

Corporate Structure

Imperial Petroleum Inc. is a holding company existing under the laws of the Marshall Islands, and is the sole owner of the outstanding shares of the subsidiaries listed in Exhibit 21.1 hereto, each of which owns one of the vessels in our current fleet or has contracted to acquire a vessel. Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number from the United States is 011 30 210 625 0001. Our website address is www.imperialpetro.com. The information on or linked to on our website is not a part of this prospectus.

Other Information

Because we are incorporated under the laws of the Republic of the Marshall Islands, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Service of Process and Enforcement of Civil Liabilities” for more information.

Implications of Being an “Emerging Growth Company”

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•

the ability to present more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form F-1 of which this prospectus is a part;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act of 2002 (“Section 404”); and

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of the Spin-Off, or such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find our common shares less attractive. The result may be a less active trading market for our common shares, and the price of our common shares may become more volatile.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption, and therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Issuer	Imperial Petroleum Inc., a Marshall Islands corporation

Securities offered by us	Up to 43,000 Common Shares issuable from time to time upon the exercise of outstanding Class A Warrants. This prospectus also covers up to 552,000 Common Shares issuable upon exercise of outstanding Representative’s Purchase Warrants. Each Class A Warrant has an exercise price of $1.25 per share and are exercisable at any time and will expire on February 2, 2027. Each Representative’s Purchase Warrant has an exercise price of $1.375 per share, becomes exercisable on July 31, 2022 and will expire on February 2, 2027.

Common shares to be outstanding immediately after the offering(1)	69,980,222 shares, assuming all Class A Warrants are exercised on a cash basis (or 70,532,222 shares if all Representative’s Purchase Warrants are also exercised on a cash basis).

Use of proceeds	We estimate that we would receive net proceeds of approximately $53,750 if all Class A Warrants were exercised on a cash basis. We would receive an additional amount of approximately $759,000 if all the Representative’s Purchase Warrants were exercised on a cash basis. It is possible that some or all of the Class A Warrants and Representative’s Purchase Warrants may expire and may never be exercised or may be exercised on a cashless basis.

We intend to use the net proceeds from the exercise of the warrants for capital expenditures, including acquisitions of additional vessels which we have not yet identified, and for other general corporate purposes. See “Use of Proceeds.”

Listing	Our common shares currently trade on the Nasdaq Capital Market under the symbol “IMPP.”

Risk factors	Your investment in our securities will involve risks. You should carefully consider all the information in this prospectus, including the information referred to in the section entitled “Risk Factors” on page 14 of this prospectus, including information under the heading “ Forward-Looking Statements,” before deciding whether to purchase our securities.

(1)	The number of common shares to be outstanding after this offering is based on 69,937,222 common shares outstanding as of March 31, 2022, and excludes:

•	43,124,950 common shares subject to outstanding Class B Warrants with an exercise price of $1.60 per share, which expire on March 23, 2027; and

•

1,724,998 common shares subject to outstanding March 2022 Representative’s Purchase Warrants with an exercise price of $2.00 per share, which become exercisable on September 18, 2022 and expire on March 18, 2027.

RISK FACTORS

Any investment in our securities involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus, you should consider carefully the following factors and the factors set forth under the heading “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 29, 2022 and incorporated herein by reference, before making an investment in our securities. Any of the described risks could significantly and negatively affect our business, financial condition, operating results and prices of our securities. The following risk factors describe the material risks that are presently known to us.

Risks Relating To Our Common Shares

Our common shares were not publicly traded prior to the completion of the Spin-Off on December 3, 2021. An active trading market that will provide you with adequate liquidity for our common shares may not be sustained in the future.

There was no public market for our common shares prior to the Spin-Off, which was completed on December 3, 2021. The lack of an active trading market on Nasdaq and low trading volume for our common shares, may make it more difficult for you to sell our common shares and could lead to our share price becoming depressed or volatile. Our shares began regular way trading on the Nasdaq Capital Market on December 6, 2021, and there can be no assurance that an active trading market for our common shares on either Nasdaq or any other exchange will be sustained. If an active and liquid trading market is not sustained, relatively small sales of our common shares could have a significant negative impact on the price of our common shares.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

As a newly-incorporated company that became publicly traded on December 3, 2021, there is currently no analyst coverage of the Company. The trading market for our common shares and Series A Preferred Shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

Substantial sales of our common shares may occur, which could cause our share price to decline.

Upon completion of the Spin-Off, which occurred on December 3, 2021, all of our outstanding stock was owned by the existing shareholders of StealthGas, and these existing shareholders as well as those that acquired shares in our recent underwritten public offerings of common shares and warrants are free to sell common shares, including those issuable upon exercise of our outstanding warrants, or Series A Preferred Shares for any reason. The sales of significant amounts of our common shares, or the perception that this may occur, could result in a decline of the price of our common shares.

You may experience future dilution as a result of future equity offerings and other issuances of our common shares, preferred shares or other securities.

In order to raise additional capital, including to support our growth plans, or in connection with equity awards, strategic transactions or otherwise, we expect in the future offer additional common shares, preferred shares, including Series A Preferred Shares, or other securities convertible into or exchangeable for our common shares, including convertible debt. We expect that a significant component of the financing for the planned expansion of our fleet will be through equity offerings. We cannot predict the size of future issuances or sales of our common shares, preferred shares or other securities, including those made in connection with future capital raising activities or acquisitions, or the effect, if any, that such issuances or sales may have on the market price of our common shares. The issuance and sale of substantial amounts of common shares, preferred shares or other equity-linked securities, or announcement that such issuance and sales may occur, could adversely affect the market price of our common shares and our Series A Preferred Shares. In addition, we cannot assure you that we will be able to make future sales of our common shares, preferred shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors, and investors purchasing shares or other securities in the future could have rights that are superior to existing shareholders and shareholders investing in this offering. The issuance of additional common shares, preferred shares or other securities could adversely impact the trading price of our common shares.

The market price of our common shares may be subject to significant fluctuations.

The market price of our common shares may be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could affect our stock price are:

•	actual or anticipated fluctuations in quarterly and annual variations in our results of operations;

•	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;

•	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;

•	speculation in the press or investment community about our business or the shipping industry, and the product and crude oil tanker sector in particular;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	payment of dividends;

•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;

•	changes in government and other regulatory developments;

•	additions or departures of key personnel;

•	general market conditions and the state of the securities markets; and

•	domestic and international economic, market and currency factors unrelated to our performance.

The international tanker shipping industry has been highly unpredictable. In addition, the stock markets in general, and the markets for tanker shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares. Our shares may trade at prices lower than you originally paid for such shares.

If our common shares do not meet the Nasdaq Capital Market’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common shares could be delisted.

Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share. If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If the price of our common shares closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common shares could be delisted.

If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure and increased volatility in the market price of our common shares.

Our amended and restated articles of incorporation and amended and restated bylaws contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers and (3) the ability of public shareholders to benefit from a change in control.

Our amended and restated articles of incorporation and amended and restated bylaws contain certain anti-takeover provisions. These provisions will include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. These anti-takeover provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and shareholders’ ability to realize any potential change of control premium.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.

Our common shares rank junior to the Series A Preferred Shares with respect to dividends and amounts payable in the event of our liquidation.

Our common shares rank junior to our Series A Preferred Shares with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Preferred Shares for all past completed dividend periods, no dividends may be declared or paid on our common shares subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution of our assets may be made to holders of our common shares until we have paid to holders of our Series A Preferred Shares a liquidation preference equal to $25.00 per share plus accumulated and unpaid dividends. Accordingly, the Series A Preferred Shares may adversely affect the market price of the common shares.

Risks Related to this Offering

Sales of our common shares by shareholders may have an adverse effect on the then prevailing market price of our common shares.

Sales of a substantial number of our common shares in the public market following this offering, including upon exercise of our currently outstanding Class A Warrants, Class B Warrants and underwriters warrants, could cause the market price of our common shares to decline and could impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common shares or other equity-related securities would have on the market price of our common shares.

We have broad discretion in the use of the net proceeds from this offering and may use the net proceeds in ways with which you disagree.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our securities. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our securities to decline. Pending the application of these funds, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

USE OF PROCEEDS

We estimate that we would receive net proceeds of approximately $53,750 if all Class A Warrants were exercised on a cash basis. We would receive an additional amount of approximately $759,000 if all the Representative’s Purchase Warrants were exercised on a cash basis. It is possible that some or all of the Class A Warrants and Representative’s Purchase Warrants may expire and may never be exercised or may be exercised on a cashless basis.

We intend to use the net proceeds from the exercise of the warrants for capital expenditures, including acquisitions of additional vessels which we have not yet identified, and for other general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization at December 31, 2021:

•	on an actual basis;

•	on an as adjusted basis to give effect, from January 1, 2022 to March 31, 2022, to:

a) our issuance of 11,040,000 common shares, par value $0.01 per share, and 11,040,000 Class A Warrants and 552,000 Representative Purchase Warrants in underwritten public offering for net proceeds of $12.4 million, net of underwriting discounts and commissions and expenses of $1.4 million;

b) the issuance of 10,997,000 common shares upon exercise of 10,997,000 Class A Warrants for an aggregate exercise price of $13,746,250 through March 31, 2022;

c) issuance and sale of 39,224,950 common shares, 3,900,000 pre-funded warrants subsequently exercised for 3,900,000 common shares at a price of $0.01 per share, and 43,124,950 Class B Warrants to purchase up to 43,124,950 common shares and 1,724,998 March 2022 Representative Purchase Warrants in an underwritten public offering for net proceeds of $63.9 million, net of estimated underwriting discounts and commissions and expenses of approximately $5.1 million; and

d) a dividend of $0.546875 per Series A Preferred Share, or $435,246 in aggregate, paid on March 30, 2022 to holders of our Series A Preferred Shares as of March 25, 2022.

•

on an as further adjusted basis, giving effect to the issuance of 43,000 common shares upon the exercise for $1.25 per share of an aggregate of 43,000 Class A Warrants on a cash basis for net proceeds of $53,750 (and assuming no exercise of the Representative’s Purchase Warrants).

Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 incorporated by reference herein.

	As of December 31, 2021 (in U.S. Dollars)
	Actual	As Adjusted	As Further Adjusted
Debt(1):
Current portion of long term debt	$4,747,616	$4,747,616	$4,747,616

Total long term debt, net of current portion	23,088,971	23,088,971	23,088,971

Total debt	27,836,587	27,836,587	27,836,587

Equity:
Capital stock(2)(3)	$47,753	$699,373	$699,803
Preferred stock	7,959	7,959	7,959
Additional paid-in capital	97,161,688	186,163,499	186,216,818
Accumulated deficit	(471,557)	(471,557)	(471,557)

Total equity	96,745,843	186,399,274	186,453,023

Total capitalization	$124,582,430	$214,235,861	$214,289,610

(1)	Debt is secured by mortgages on all of our vessels.

(2)	Under our amended and restated articles of incorporation we are authorized to issue up to 2,000,000,000 common shares, par value $0.01 per share, of which 4,775,272 were issued and outstanding as of
December

31, 2021 and 69,937,222 were issued and outstanding as of March 31, 2022, and 200,000,000 shares of preferred stock, par value $0.01 per share, of which 800,000 shares have been designated as 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, liquidation preference $25.00 per share, and 795,878 of which are issued and outstanding as of December 31, 2021 and March 31, 2022. In addition, as of March 31, 2022, there were 43,000 common shares subject to outstanding Class A Warrants, with an exercise price of $1.25 per share, which expire on February 2, 2027; 43,124,950 common shares subject to outstanding Class B Warrants, with an exercise price of $1.60 per share, which expire on March 23, 2027, and 552,000 common shares subject to outstanding Representative Purchase Warrants, with an exercise price of $1.375 per share, which become exercisable on July 31, 2022 and expire on February 2, 2027 and 1,724,998 common shares subject to the March 2022 Representative’s Purchase Warrants with an exercise price of $2.00 per share, which become exercisable on September 18, 2022 and expire on March 18, 2027. See “Description of our Capital Stock.”

(3)

Except as otherwise noted, all information in this prospectus reflects and assumes (i) no exercise of outstanding Class A Warrants or Class B Warrants and (ii) no exercise of the Representative’s Purchase Warrants or March 2022 Representative’s Purchase Warrants.

COMMON SHARES DIVIDEND POLICY

We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Our board of directors will, however, evaluate our dividend policy consistent with our cash flows and liquidity requirements and we may consider paying dividends on our common shares depending on future performance of our business and financial condition. Declaration and payment of any future dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors, and will be subject to the priority of our Series A Preferred Shares, which, as described elsewhere in this prospectus, earn dividends at a dividend rate of 8.75% per annum per $25.00 of liquidation preference per share. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

DILUTION

Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares upon exercise of our Class A Warrants will differ from the net tangible book value per common share.

As adjusted to give effect to our February 2022 underwritten public offering and March 2022 underwritten public offering and subsequent Class A warrant and pre-funded warrants exercises through March 31, 2022, the pro forma net tangible book value as of December 31, 2021 was $186.4 million in total and $2.67 per common share.

As adjusted to give effect to the foregoing and the issuance by us of 43,000 common shares for an exercise price of $1.25 per share upon the exercise of all 43,000 outstanding Class A Warrants on a cash basis, our adjusted pro forma net tangible book value as of December 31, 2021 would have been $186.5 million, or $2.66 per common share. This represents an immediate decrease in net tangible book value of approximately $0.01 per share to existing shareholders and an immediate accretion of approximately $1.41 per share in connection with shares issued upon exercise of Class A Warrants.

The following table illustrates this calculation on a per share basis:

Exercise price per share	$1.25
Pro Forma net tangible book value per share as of December 31, 2021	$2.67
Decrease per share attributable to exercise of the Class A Warrants	$0.01
As-adjusted pro forma net tangible book value per share as of December 31, 2021, after giving effect to exercise of the Class A Warrants	$2.66
Accretion per share upon exercise of the Class A Warrants	$1.41

The number of common shares shown above to be outstanding after exercise of the Class A Warrants is based on 69,937,222 common shares outstanding, as of March 31, 2022, and excludes:

•	43,124,950 common shares subject to outstanding Class B Warrants with an exercise price of $1.60 per share, which expire on March 23, 2027;

•

1,724,998 common shares subject to outstanding warrants issued to the underwriters of our March 2022 public offering with an exercise price of $2.00 per share, which become exercisable on September 18, 2022 and expire on March 18, 2027; and

•

552,000 common shares subject to outstanding warrants issued to the underwriters of our February 2022 public offering with an exercise price of $1.375 per share, which become exercisable on July 31, 2022 and expire on February 2, 2027

To the extent outstanding warrants are exercised, there will be dilution to new investors. To the extent we issue additional equity securities in connection with future capital raising activities, our then-existing stockholders may experience dilution.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws, and by the BCA. You should be aware that the BCA differs in certain material respects from the laws generally applicable to U.S. companies incorporated in the State of Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we cannot predict whether Republic of the Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings and Voting Rights

Held at a time and place as designated or in the manner provided in the bylaws.	Held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or outside the Republic of the Marshall Islands.	May be held within or outside Delaware.

Notice:	Notice:

Whenever shareholders are required or permitted to take action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.	Whenever shareholders are required or permitted to take any action at a meeting, written notice shall state the place, if any, date and hour of the meeting and the means of remote communication, if any, by which shareholders may be deemed to be present and vote at the meeting.

A copy of the notice of any meeting shall be given not less than 15 nor more than 60 days before the meeting.	Written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting.

Any action required or permitted to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.	Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if consent is in writing and signed by the holders of outstanding stock having the number of votes necessary to authorize or take action at a meeting.

Each shareholder entitled to vote may authorize another person to act for him by proxy.	Each shareholder entitled to vote may authorize another person or persons to act for each shareholder by proxy.

Marshall Islands	Delaware
Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote shall constitute a quorum but in no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	The certificate of incorporation or bylaws may specify the number necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

Except as otherwise required by the BCA or the articles of incorporation, directors shall be elected by a plurality of the votes cast by holders of shares entitled to vote, and, except as required or permitted by the BCA or the articles of incorporation, any other corporate action shall be authorized by a majority of votes cast by holders of shares entitled to vote thereon	Unless otherwise specified in the certificate of incorporation or bylaws, directors shall be elected by a plurality of the votes of the shares entitled to vote on the election of directors, and, in all other matters, the affirmative vote of the majority of the shares entitled to vote on the subject matter shall be the act of the shareholders.

The articles of incorporation may provide for cumulative voting.	The certificate of incorporation may provide for cumulative voting.

Dissenters’ Rights of Appraisal

Shareholders have a right to dissent from a merger or consolidation or sale or exchange of all or substantially all assets not made in the usual and regular course of business, and receive payment of the fair value of their shares, subject to exceptions.	Appraisal rights shall be available for the shares of a corporation in a merger or consolidation, subject to exceptions.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:	The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Alters or abolishes any preferential right of any outstanding shares having preferences; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands	Delaware

Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor by a holder of shares or of a beneficial interest in such shares. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.	Delaware Court of Chancery Rule 23.1 governs the procedures for derivative actions by shareholders.

Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of the Marshall Islands.

Attorney’s fees may be awarded if the action is successful.

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of $50,000 or less.

Directors

Board must consist of at least one member.	Board must consist of at least one member.

Removal:	Removal:

•  Any or all of the directors may be removed for cause by vote of the shareholders.

•  If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

•  Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Number of board members may be fixed by the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.

Number of board members may be changed by amendment of the bylaws, by the shareholders or by action of the board under specific provision of a bylaw; however if the board is authorized to change the number of directors, it can only do so by a majority of the entire board.	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate.

Duties of Directors

Members of a board of directors owe a fiduciary duty to the company to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.	The business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of the Units consisting of one common shares or one pre-funded warrant to purchase one common share and one Class B Warrant to purchase one common share, and of the ownership, exercise, lapse and disposition of the Class B Warrants and pre-funded warrants, and of the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations.

We have not sought, nor do we intend to seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

Marshall Islands Tax Consequences

The following is the opinion of Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Imperial Petroleum is incorporated in the Marshall Islands. Under current Marshall Islands law, Imperial Petroleum is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by Imperial Petroleum to holders of its common shares that are not residents or domiciled or carrying any commercial activity in the Marshall Islands. The holders of Imperial Petroleum common shares will not be subject to Marshall Islands tax on the sale or other disposition of such common shares.

United States Federal Income Tax Consequences

The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. This discussion is also based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of Imperial Petroleum’s business as described in “Business” above and assumes that Imperial Petroleum will conduct its business as described in that section.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States exclusive of certain U.S. territories and possessions constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States. Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, Imperial Petroleum will be exempt from United States federal income taxation on its U.S.-source shipping income if:

•	Imperial Petroleum is organized in a foreign country, or its country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and

either

•

more than 50% of the value of Imperial Petroleum’s stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of a foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•

Imperial Petroleum’s stock is “primarily and regularly traded on an established securities market” in a country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands jurisdiction where Imperial Petroleum and certain of its shipowning subsidiaries, are incorporated, and Liberia where its other shipowning subsidiaries are incorporated, grant an “equivalent exemption” to United States corporations. Therefore, Imperial Petroleum will be exempt from United States federal income taxation in any taxable year with respect to our U.S.-source shipping income if Imperial Petroleum satisfies either the 50% Ownership Test or the Publicly-Traded Test for such taxable year.

Imperial Petroleum does not expect that it will be able to satisfy the 50% Ownership Test for any taxable year due to the anticipated, widely-held nature of its stock.

Imperial Petroleum’s ability to satisfy the Publicly-Traded Test is discussed below.

The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Imperial Petroleum common shares and Series A Preferred Shares will be “primarily traded” on the Nasdaq Capital Market, which is an established securities market for these purposes.

Under the regulations, Imperial Petroleum stock will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market (the “listing threshold”). Since Imperial Petroleum common shares and Series A Preferred Shares, which are Imperial Petroleum’s sole classes of stock, will be listed on the Nasdaq Capital Market, Imperial Petroleum will satisfy the listing threshold.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in the case of a short taxable year); and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year (or as appropriately adjusted in the case of a short taxable year). Imperial Petroleum expects satisfy the trading frequency and trading volume tests described in this paragraph. Even if this were not the case, the relevant Treasury regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as Imperial Petroleum expects to be the case with its common shares and Series A Preferred Stock, such class of stock is traded on an established market in the United States, such as the Nasdaq Capital Market and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury regulations provide that, in pertinent part, a class of a non-U.S. corporation’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year if 50% or more of the outstanding shares of such class of the corporation’s stock is owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of such class of the corporation’s stock (the “5% Override Rule”).

For purposes of being able to determine the persons who own 5% or more of a class of a corporation’s stock (“5% Shareholders”) the Treasury regulations permit a corporation to rely on Schedule 13-D and Schedule 13-D filings with the SEC to identify persons who have a 5% or more beneficial interest in such corporation’s common stock, which currently are our sole class of voting shares, or, if our Series A Preferred Shares are then entitled to vote, our Series A Preferred Shares. The Treasury regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

Additionally, we intend to take the position that the pre-funded warrants are a separate class of stock for purposes of the Publicly-Traded Test and that therefore the holders of pre-funded warrants will not be treated as owners of common shares for purposes of determining the percentage of common shares owned by a shareholder under the 5% Override Rule. However, the precise application of these rules to the pre-funded warrants is unclear and the IRS may disagree with this position.

It is possible that 5% Shareholders may own more than 50% of the Imperial Petroleum common shares. In the event the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if Imperial Petroleum can establish that within the group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be “qualified shareholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the corporation’s common stock for more than half the number of days during the taxable year. To establish this exception to the 5% Override Rule, 5% Shareholders owning a sufficient number of our common shares would have to provide the Corporation with certain information in order to substantiate their status as qualified shareholders. If, after the Spin-Off, 5% Shareholders were to own more than 50% of the Imperial Petroleum common shares, there is no assurance that Imperial Petroleum would be able to satisfy the foregoing requirements.

Taxation in Absence of Exemption

If the benefits of Section 883 of the Code are unavailable for any taxable year, Imperial Petroleum’s U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, will be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions (“4% gross basis tax regime”). Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 of the Code are unavailable and Imperial Petroleum’s U.S. source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, Imperial Petroleum may be subject to the 30% United States federal “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

Imperial Petroleum’s U.S. source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	Imperial Petroleum has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

Substantially all of Imperial Petroleum’s U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

Imperial Petroleum does not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of Imperial Petroleum’s shipping operations and other activities, Imperial Petroleum believes that none of its U.S. source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether Imperial Petroleum qualifies for exemption under Section 883 of the Code, Imperial Petroleum will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by Imperial Petroleum will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

The following discussion regarding the material U.S. federal income tax consequences, subject to the limitations described below, to U.S. Holders (as defined below) of acquiring, and of owning and disposing, our common shares, does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person.

As used herein, the term “U.S. Holder” means a beneficial owner of Imperial Petroleum common shares, pre-funded warrants or Class A Warrants that acquired such shares or warrants in the offering and that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has in effect a valid election to be treated as a United States person.

This discussion does not purport to deal with the tax consequences of owning Imperial Petroleum common shares, pre-funded warrants or Class A Warrants to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold Imperial Petroleum common shares, pre-funded warrants or Class A Warrants as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of Imperial Petroleum common shares, pre-funded warrants or Class A Warrants.

If a partnership holds Imperial Petroleum common shares, pre-funded warrants or Class A Warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, pre-funded warrants or Class A Warrants, you are encouraged to consult your tax advisor.

Allocation of Purchase Price and Characterization of a Unit

No statutory, administrative or judicial authority directly addresses the treatment of a unit or instruments similar to a unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a unit should be treated for U.S. federal income tax purposes as the acquisition of one common share or one pre-funded warrant and one Class A Warrant. For U.S. federal income tax purposes, each holder of a unit must allocate the purchase price paid by such holder for such unit between the common share or pre-funded warrant and Class A Warrant based on the relative fair market value of each at the time of issuance. Under U.S. federal income tax law, each investor must make his or her own determination of such value based on all the relevant facts and circumstances. Therefore, we strongly urge each investor to consult his or her tax adviser regarding the determination of value for these purposes. The price allocated to each common share or pre-funded warrant and each Class A Warrant should be the shareholder’s tax basis in such share or pre-funded warrant and each Class A Warrant, as the case may be. Any disposition of a Unit should be treated for U.S. federal income tax purposes as a disposition of the common share or pre-funded warrant and Class A Warrant comprising the unit, and the amount realized on the disposition should be allocated between the common share or pre-funded warrant and Class A Warrant based on their respective relative fair market values at the time of disposition (as determined by each such unit holder based on all relevant facts and circumstances). The separation of the common share or pre-funded warrant and the Class A Warrant comprising a unit should not be a taxable event for U.S. federal income tax purposes.

The foregoing treatment of the common shares, pre-funded warrants and Class A Warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a unit (including alternative characterizations of a unit). The balance of this discussion assumes that the characterization of the units described above is respected for U.S. federal income tax purposes.

Tax Treatment of the Pre-Funded Warrants

We believe that our pre-funded warrants should be treated as our common shares for U.S. federal income tax purposes, rather than as warrants. Assuming this position is upheld, upon the exercise of a pre-funded warrant, the holding period of a pre-funded warrant should carry over to the common share received. Similarly, no gain or loss should be recognized upon the exercise of a pre-funded warrant and the tax basis of a pre-funded warrant should carry over to the common share received upon exercise, increased by the exercise price of $0.01 per share.

In the event that the exercise price or conversion ratio of pre-funded warrants is adjusted as a result of an action affecting the common shares, such as a dividend being paid on the common shares, a U.S. Holder may be treated as receiving a distribution from us. Such deemed distributions may be treated as a dividend and may be eligible for preferential tax rates, as described in the next section below.

However, our position is not binding on the IRS and the IRS may treat the pre-funded warrants as warrants to acquire our common shares. You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the pre-funded warrants. The following discussion assumes our pre-funded warrants are properly treated as our common shares.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by Imperial Petroleum with respect to its common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” to the extent of Imperial Petroleum’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of Imperial Petroleum’s current or accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis their common shares on a dollar-for-dollar basis and thereafter as capital gain. Because Imperial Petroleum is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. Dividends paid with respect to the Imperial Petroleum common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on the Imperial Petroleum common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) are expected generally to be treated as “qualified dividend income” provided certain requirements are met. Qualified dividend income is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) Imperial Petroleum is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which as discussed below, Imperial Petroleum does not believe it is, has been or will be), (2) the Imperial Petroleum common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which the Imperial Petroleum common shares will be listed), (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on the Imperial Petroleum common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by Imperial Petroleum that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend”, which is generally a dividend paid by Imperial Petroleum in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in Imperial Petroleum common shares. If Imperial Petroleum pays an “extraordinary dividend” on its common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as U.S.-source income, depending in general upon the ratio for that taxable year of our U.S.-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive category income or, in the case of certain types of United States holders, general category income for purposes of computing allowable foreign tax credits for United States federal income tax purposes. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph), special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

Sale, Exchange or other Disposition of Common Shares

Assuming Imperial Petroleum does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss for U.S. federal income tax purposes upon a sale, exchange or other disposition of Imperial Petroleum common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Gain or loss realized by a United States holder on the sale or exchange of common shares generally will be treated as U.S.-source gain or loss for United States foreign tax credit purposes. A United States holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

Exercise of Class A Warrants

A U.S. Holder should not recognize gain or loss on the exercise of Class A Warrants and related receipt of common shares (unless cash is received in lieu of the issuance of a fractional common share). A U.S. Holder’s initial tax basis in the common share received on the exercise of a Class A Warrant should be equal to the sum of (a) such U.S. Holder’s initial tax basis in such warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such warrant. If we were to become a PFIC, pursuant to proposed Treasury Regulations a U.S. Holder’s holding period for the common share received will begin on the date on which such U.S. holder acquired its Class A Warrant.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Class A Warrants into common shares. The U.S. federal income tax treatment of a cashless exercise of warrants into common shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Class A Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Class A Warrants.

Disposition of Class A Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Class A Warrant in an amount equal to the difference, if any, between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Class A Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Class A Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Class A Warrants without Exercise

Upon the lapse or expiration of a Class A Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Class A Warrant. Subject to the PFIC rules discussed below, any such loss generally will be a capital loss and will be long-term capital loss if the Class A Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Class A Warrants

Under Section 305 of the Code, an adjustment to the number of common shares that will be issued on the exercise of the Class A Warrants, or an adjustment to the exercise price of the Class A Warrants, may be treated as a constructive distribution to a U.S. Holder of the Class A Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our earnings and profits or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or property to the shareholders). Adjustments to the exercise price of the Class A Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Class A Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property (see more detailed discussion of the rules applicable to distributions we make at “Distributions” above).

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock or Class A Warrants in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, Imperial Petroleum will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held Imperial Petroleum common shares, pre-funded warrants or Class A Warrants, either:

•

at least 75% of Imperial Petroleum’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of Imperial Petroleum’s assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.

For purposes of determining whether Imperial Petroleum is a PFIC, Imperial Petroleum will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of its subsidiary corporations, in which Imperial Petroleum owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by Imperial Petroleum in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless Imperial Petroleum were treated under specific rules as deriving rental income in the active conduct of a trade or business.

Based on Imperial Petroleum’s anticipated operations and future projections, Imperial Petroleum does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and Imperial Petroleum is not relying upon an opinion of counsel on this issue, Imperial Petroleum’s belief is based principally on the position that, for purposes of determining whether Imperial Petroleum is a PFIC, the gross income Imperial Petroleum derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that Imperial Petroleum or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether Imperial Petroleum is a PFIC. Imperial Petroleum believes there is substantial legal authority supporting its position consisting of case law and United States Internal Revenue Service (“IRS”), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with Imperial Petroleum’s position. In addition, although Imperial Petroleum intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of Imperial Petroleum’s operations will not change in the future.

As discussed more fully below, if Imperial Petroleum were to be treated as a PFIC for any taxable year which included a U.S. Holder’s holding period in Imperial Petroleum common shares or Series A Preferred

Shares, then such U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat Imperial Petroleum as a “qualified electing fund” (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to Imperial Petroleum common shares or Series A Preferred Shares, as discussed below. In addition, if Imperial Petroleum were to be treated as a PFIC, a U.S. Holder of Imperial Petroleum common shares or Series A Preferred Shares would be required to file annual information returns with the IRS.

In addition, if a U.S. Holder owns Imperial Petroleum common shares, pre-funded warrants or Class A Warrants and Imperial Petroleum is a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS

U.S. Holders Making a Timely QEF Election

A U.S. Holder who makes a timely QEF election with respect to Imperial Petroleum common shares (an “Electing Holder”) would report for U.S. federal income tax purposes his pro rata share of Imperial Petroleum’s ordinary earnings and of Imperial Petroleum’s net capital gain, if any, for Imperial Petroleum’s taxable year that ends with or within the taxable year of the Electing Holder. Imperial Petroleum’s net operating losses or net capital losses would not pass through to the Electing Holder and will not offset Imperial Petroleum’s ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common shares). Distributions received from Imperial Petroleum by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of Imperial Petroleum’s ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common shares would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in Imperial Petroleum common shares. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of Imperial Petroleum common shares. In order for an Electing Holder to make a QEF election, we would need to provide such Electing Holder with annual information regarding Imperial Petroleum. If we were aware that we were to be treated as a PFIC for any taxable year, we current expect that we would provide each United States Holder with all necessary information, to the extent reasonably available, in order to make the QEF election described above with respect to our common shares. A QEF election will not be available with respect to Class A Warrants. The availability of a QEF election with respect to the pre-funded warrants is unclear, and depends upon whether the pre-funded warrants are treated as outstanding common shares for U.S. federal income tax purposes.

U.S. Holders Making a Timely Mark-to-Market Election

A U.S. Holder who makes a timely mark-to-market election with respect to Imperial Petroleum common shares would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common shares at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common shares , respectively. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common shares would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common shares . A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election. A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common shares ; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common shares. A mark-to-market election will not be available with respect to the Class A Warrants. The availability of a mark-to-market election with respect to the pre-funded warrants is unclear, and depends upon whether the pre-funded warrants are treated as outstanding common shares, and of the same class as our other common shares, for U.S. federal income tax purposes.

U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election with respect to Imperial Petroleum common shares or, to the extent applicable, pre-funded warrants, or is holding our Class A Warrants (a “Non-Electing Holder”) would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common shares or Class A Warrants in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares, pre-funded warrants or Class A Warrants), and (ii) any gain realized on the sale or other disposition of the common shares, pre-funded warrants or Class A Warrants. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common shares, pre-funded warrants or Class A Warrants; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning Imperial Petroleum common shares, pre-funded warrants or Class A Warrants, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of those common shares, pre-funded warrants or Class A Warrants.

Unearned Income Medicare Contribution Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock, pre-funded warrants or Class A Warrants. U.S. Holders are encouraged to consult their own tax advisors regarding the effect, if any, of this tax on the ownership and disposition of our common shares, pre-funded warrants and Class A Warrants.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of Imperial Petroleum common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from Imperial Petroleum with respect to its common shares, unless such income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, such income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares, Pre-Funded Warrants or Class A Warrants

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Imperial Petroleum common shares, pre-funded warrants or Class A Warrants, unless:

•

such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock, pre-funded warrants or Class A Warrants that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.

If a shareholder sells Imperial Petroleum common shares, pre-funded warrants or Class A Warrants to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the shareholder certifies that it is a non-U.S. person, under penalties of perjury, or the shareholder otherwise establishes an exemption. If a shareholder sells Imperial Petroleum common shares, pre-funded warrants or Class A Warrants through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a shareholder sells Imperial Petroleum common shares, pre-funded warrants or Class A Warrants through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the shareholder’s United States federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, Imperial Petroleum common shares, pre-funded warrants or Class A Warrants, unless Imperial Petroleum common shares, pre-funded warrants or Class A Warrants were held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS

Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

Imperial Petroleum encourages each shareholder and warrant holder to consult with his, her or its own tax advisor as to particular tax consequences to it of acquiring, holding and disposing of Imperial Petroleum common shares, pre-funded warrants and Class A Warrants, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes the material terms and provisions of our capital stock. For the complete terms of our capital stock, please refer to our amended and restated articles of incorporation and our amended and restated by-laws, which have been filed as an exhibit hereto. The Marshall Islands Business Corporations Act, or BCA, may also affect the terms of these securities.

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of stock are in registered form. As of March 31, 2022, 69,937,222 Common Shares and 795,878 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares were issued and outstanding, as well as Class A Warrants to purchase up to 43,000 Common Shares at an exercise price of $1.25 per share, Class B Warrants to purchase up to 43,124,950 Common Shares at an exercise price of $1.60 per share and underwriters warrants to purchase up to 552,000 Common Shares at an exercise price of $1.375 per share and 1,724,998 Common Shares at an exercise price of $2.00 per share.

Common Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 2,000,000,000 shares of common stock, par value $0.01 per share, of which there were 4,775,272 shares issued and outstanding as of December 31, 2021 and 69,937,222 shares outstanding as of March 31, 2022. As of March 31, 2022, we also had outstanding Class A Warrants to purchase up to 43,000 shares of common stock at an exercise price of $1.25 per share, Class B Warrants to purchase up to 43,124,950 shares of common stock at an exercise price of $1.60 per share and underwriters warrants to purchase up to 552,000 Common Shares at an exercise price of $1.375 per share and 1,724,998 Common Shares at an exercise price of $2.00 per share. All of the 3,900,000 pre-funded warrants issued on March 23, 2022 were exercised, at a price of $0.01 per share, for an aggregate of 3,900,000 common shares.

Each outstanding common share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common shares (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued common shares when issued will be fully paid for and non-assessable.

Our stockholders have approved the amendment of the Company’s amended and restated articles of incorporation to effect one or more reverse stock splits of the shares of our common stock issued and outstanding at the time of the reverse split at an exchange ratio of between one-for-two and one-for-five hundred, with the Board of Directors to determine, in its sole discretion, whether to implement any reverse stock split, as well as the specific timing and ratio, within such approved range of ratios; provided that any such split is implemented prior to the third anniversary of the Spin-Off.

Warrants

General. As of March 31, 2022, we had outstanding Class A Warrants to purchase up to 43,000 shares of common stock at an exercise price of $1.25 per share, Class B Warrants to purchase up to 43,124,950 shares of common stock at an exercise price of $1.60 per share of $0.01 per share and underwriters warrants to purchase up to 552,000 Common Shares at an exercise price of $1.375 per share and 1,724,998 Common Shares at an exercise price of $2.00 per share. All of the 3,900,000 pre-funded warrants issued on March 23, 2022 were exercised, at a price of $0.01 per share, for an aggregate of 3,900,000 common shares.

The following summary of certain terms and provisions of the Class A Warrants, Class B Warrants and pre-funded warrants is not complete and is subject to, and qualified in its entirety by the provisions of the forms of Class A Warrant, Class B Warrant and pre-funded warrants, respectively, which are each filed as an exhibit to the registration statement of which this prospectus forms a part.

Exercisability. The pre-funded warrants are exercisable at any time after their original issuance. The Class A Warrants are exercisable at any time after their original issuance, of February 2, 2022, up to the date that is five years after their original issuance (February 2, 2027). The Class B Warrants are exercisable at any time after their original issuance, of March 23, 2022, up to the date that is five years after their original issuance (March 23, 2027). The Class A Warrants, Class B Warrants and pre-funded warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the Class A Warrants, Class B Warrants or pre-funded warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the Class A Warrants, Class B Warrants or pre-funded warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Class A Warrant, Class B Warrants or pre-funded warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Class A Warrant, Class B Warrants or pre-funded warrants. No fractional common shares will be issued in connection with the exercise of a Class A Warrant, Class B Warrants or pre-funded warrants. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation. A holder will not have the right to exercise any portion of the Class A Warrants, Class B Warrants or pre-funded warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Class A warrants, Class B Warrants or pre-funded warrants, 9.99%) of the number of shares of our common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price per whole common share purchasable upon exercise of the Class A Warrants is $1.25 per share and upon exercise of the Class B Warrants is $1.60 per share. The exercise price of the pre-funded warrants is $0.01 per share. The exercise price and number of common shares issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares.

Transferability. Subject to applicable laws, the Class A Warrants, Class B Warrants and pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to apply for the listing of the Class A Warrants, Class B Warrants or prefunded warrants on any stock exchange. Without an active trading market, the liquidity of the Class A Warrants, Class B Warrants and prefunded warrants will be limited.

Rights as a Shareholder. Except as otherwise provided in the Class A Warrants, Class B Warrants, or pre-funded warrants or by virtue of such holder’s ownership of our common shares, the holder of a Class A Warrant, Class B Warrant or pre-funded warrants does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Class A Warrants, Class B Warrants and pre-funded warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the Class A Warrants, Class B Warrants and pre-funded warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the Class A Warrant and Class B Warrant, as applicable, in the event of certain fundamental transactions, the holders of the Class A Warrants and Class B Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Class A Warrants or Class B Warrants, respectively, on the date of consummation of such transaction.

Governing Law. The Class A Warrants, Class B Warrants, prefunded warrants and related warrant agency agreement are governed by New York law.

Underwriter’s Warrants. The 552,000 Representative’s Purchase Warrants, issued to the representative of the underwriters of our February 2022 underwritten public offering, have substantially similar terms as the Class A Warrants other than that they will be exercisable at any time, and from time to time, in whole or in part, during the period commencing July 31, 2022 and expiring January 31, 2027 at an exercise price of $1.375 per share. These warrants are governed by New York law.

The 1,724,998 March 2022 Representative’s Purchase Warrants, issued to the representative of the underwriters of our March 2022 underwritten public offering, have substantially similar terms as the Class B Warrants other than that they will be exercisable at any time, and from time to time, in whole or in part, during the period commencing September 18, 2022 and expiring March 18, 2027 at an exercise price of $2.00 per share. These warrants are governed by New York law.

Preferred Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share, of which 800,000 shares have been designated as Series A Preferred Shares, of which 795,878 Series A Preferred Shares are outstanding as of December 31, 2021 and March 31, 2022. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the relative voting power of the holders of our common shares. See “Description of Series A Preferred Shares” below.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for Imperial Petroleum common shares and Series A Preferred Shares.

Listing

Our common shares are listed on the Nasdaq Capital Market under the symbol “IMPP.” Our Series A Preferred Shares are listed on the Nasdaq Capital Market under the symbol “IMPPP.”

Description of Series A Preferred Shares

The following description of the Series A Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to the Statement of Designations designating the Series A Preferred

Shares (the “Statement of Designations”) and setting forth the rights, preferences and limitations of the Series A Preferred Shares. A copy of the Statement of Designations, is filed as an exhibit to the registration statement of which prospectus forms a part, and may be obtained from us as described under “Where You Can Find Additional Information.” References to “Imperial Petroleum Inc.,” “we,” “our” and “us” refer specifically to Imperial Petroleum Inc.

General

As of December 31, 2021 and March 31, 2022, there are 800,000 Series A Preferred Shares authorized, and 795,878 Series A Preferred Shares issued and outstanding. We may, without notice to or consent of the holders of the then- outstanding Series A Preferred Shares, authorize and issue additional Series A Preferred Shares as well as Parity Securities and Junior Securities and, subject to the further limitations described under “—Voting Rights”, Senior Securities.

The holders of our common shares are entitled to receive dividends out of assets legally available for that purpose at times and in amounts as our board of directors may from time to time determine. Upon the occurrence of a liquidation, dissolution or winding up the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and payment to the holders of shares of any class or series of capital stock (including the Series A Preferred Shares) having preferential rights to receive distributions of our assets.

The Series A Preferred Shares entitle the holders thereof to receive cumulative cash dividends when, as and if declared by our board of directors out of legally available funds for such purpose. Each share of Series A Preferred Shares have a fixed liquidation preference of $25.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared. Please read “—Liquidation Rights.”

The Series A Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

All the Series A Preferred Shares are represented by a single certificate issued to the Securities Depository (as defined below) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series A Preferred Shares will be entitled to receive a certificate representing such shares unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “—Book-Entry System.”

The Series A Preferred Shares are not convertible into common shares or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series A Preferred Shares will not be subject to mandatory redemption or to any sinking fund requirements. The Series A Preferred Shares will be subject to redemption, in whole or from time to time in part, at our option commencing on June 30, 2022. Please read “—Redemption.”

Ranking

The Series A Preferred Shares, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, rank:

•

senior to all classes of our common shares, and to each other class or series of shares established after the initial issue date of the Series A Preferred Shares by our board of directors, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series A Preferred Shares as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary (collectively, the “Junior Securities”);

•

on a parity with any class or series of shares established after the initial issue date of the Series A Preferred Shares by our board of directors, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Shares as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary (collectively, the “Parity Securities”); and

•

junior to (i) all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and (ii) each class or series of capital stock expressly made senior to the Series A Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such shares described in this clause (ii), the “Senior Securities”).

Under the Statement of Designations, we may issue Junior Securities and, so long as cumulative dividends on the Series A Preferred Shares are not in arrears, Parity Securities from time to time in one or more series without the consent of the holders of the Series A Preferred Shares. Our board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. Our board of directors will also determine the number of shares constituting each series of securities. Our ability to issue additional Senior Securities is limited as described under “—Voting Rights.”

Liquidation Preference

The holders of issued and outstanding Series A Preferred Shares will be entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common shares or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the issued and outstanding Series A Preferred Shares and any Parity Securities are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding shares of Series A Preferred Shares and Parity Securities, our remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities then issued and outstanding according to their respective rights.

Voting Rights

The Series A Preferred Shares have no voting rights except as provided by Marshall Islands law and as follows. In the event that six quarterly dividends, whether consecutive or not, payable on Series A Preferred Shares are in arrears, the holders of Series A Preferred Shares will have the right, voting separately as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series A Preferred Shares voted as a class for the election of such director). The right of such holders of Series A Preferred Shares to elect one member of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series A Preferred Shares have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series A Preferred Shares and any other Parity Securities to vote as a class for a director, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any director elected by the holders of the Series A Preferred Shares and any other Parity Securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Shares, voting as a single class, we may not (i) adopt any amendment to our articles of incorporation or Statement of Designations, that adversely alters the preferences, powers or rights of the Series A Preferred Shares, (ii) issue any Parity Securities if the cumulative dividends payable on outstanding Series A Preferred Shares are in arrears, or (iii) create or issue any Senior Securities.

On any matter described above on which the holders of the Series A Preferred Shares are entitled to vote as a class, such holders will be entitled to one vote per share. The Series A Preferred Shares held by us or any of our subsidiaries or affiliates will not be entitled to vote.

Dividends

General

Holders of Series A Preferred Shares will be entitled to receive, when, as and if declared by our board of directors out of legally available funds for such purpose, cumulative cash dividends from December 3, 2021.

Dividend Rate

Dividends on Series A Preferred Shares will be cumulative, commencing December 3, 2021 and payable on each Dividend Payment Date, commencing December 30, 2021, when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose. Dividends on the Series A Preferred Shares will accrue at a rate of 8.75% per annum per $25.00 stated liquidation preference per Series A Preferred Shares. The dividend rate is not subject to adjustment.

Dividend Payment Date

The “Dividend Payment Dates” for the Series A Preferred Shares will be each March 30, June 30, September 30 and December 30, commencing December 30, 2021. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding, the applicable Dividend Payment Date for such dividend period. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series A Preferred Shares will be payable based on a 360-day year consisting of twelve 30-day months.

“Business Day” means a day on which the Nasdaq Stock Market is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Dividends

Not later than the close of business, New York City time, on each Dividend Payment Date, we will pay those dividends, if any, on the Series A Preferred Shares that have been declared by our board of directors to the holders of such shares as such holders’ names appear on our share transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the “Record Date”), will be three Business Days immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by our board of directors in accordance with our Bylaws then in effect and the Statement of Designations.

So long as the Series A Preferred Shares are held of record by the Securities Depository or its nominee, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series A Preferred Shares in accordance with the instructions of such beneficial owners.

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than dividend payable solely in shares of Junior Securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all issued and outstanding Series A Preferred Shares and any Parity Securities through the most recent respective dividend payment dates. Accumulated dividends in arrears for any past dividend period may be declared by our board of directors and paid on any date fixed by our board of directors, whether or not a Dividend Payment Date, to holders of the Series A Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series A Preferred Shares and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series A Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series A Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series A Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. No interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Series A Preferred Shares.

Redemption

The Series A Preferred Shares represent perpetual equity interests in us. We will have no obligation to redeem or repurchase any Series A Preferred Shares at any time.

Optional Redemption

We may redeem, at our option, in whole or from time to time in part, the Series A Preferred Shares (i) on or after June 30, 2022 and prior to June 30, 2023, at a price equal to $26.00 per Series A Preferred Share, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a price equal to $25.75 per Series A Preferred Share, (iii) on or after June 30, 2024 and prior to June 30, 2025, at a price equal to $25.50 per Series A Preferred Share, (iv) on or after June 30, 2025 and prior to June 30, 2026, at a price equal to $25.25 per Series A Preferred Share, and (v) on or after June 30, 2026, at a price equal to $25.00 per Series A Preferred Share, plus, in each case, an amount equal to all accumulated and unpaid dividends thereon to (but not including) the date of redemption, whether or not declared. Any such optional redemption may be effected only out of funds legally available for such purpose.

Redemption Upon a Change of Control

In connection with a Change of Control (as defined below), we may, at our option, redeem the Series A Preferred Shares, in whole but not in part, no later than 90 days after the first date on which such Change of Control occurs, at a redemption price of (1) if the “Change of Control” occurs prior to December 31, 2023, $26.50 per share and (2) if the “Change of Control” occurs on or after December 31, 2023 at the same redemption prices as apply to an optional redemption as set forth above under “Optional Redemption”, plus, in the case of either (1) or (2), an amount equal to all accumulated and unpaid dividends thereon to (but not including) the date of redemption, whether or not declared. Any such redemption may be effected only out of funds legally available for such purpose.

A “Change of Control” means the following events have occurred and are continuing:

•

the acquisition by any “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our shares entitling that person or group to exercise more than 50% of the total voting power of all of our shares entitled to vote generally in elections of directors (except that such person or group will be deemed to have beneficial ownership of all securities that such person or group has the right to acquire, whether such right is currently exercisable or is exercisable only upon the passage of time or occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the above bullet point, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE American or the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (collectively, “Nasdaq”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or the Nasdaq.

Redemption Procedure

We will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any shares to be redeemed as such holders’ names appear on our share transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (1) the redemption date, (2) the number of Series A Preferred Shares to be redeemed and, if less than all issued and outstanding Series A Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder, (3) the redemption price, (4) the place where the Series A Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor, and (5) that dividends on the shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the issued and outstanding Series A Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by us, and such shares will be redeemed pro rata or by lot as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. So long as all Series A Preferred Shares are held of record by the Securities Depository or its nominee, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series A Preferred Shares to be redeemed and the Securities Depository will determine the number of Series A Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account.

So long as the Series A Preferred Shares are held of record by the Securities Depository or its nominee, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series A Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as our shareholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends to (but not including) the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series A Preferred Shares, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request after which repayment the holders of the Series A Preferred Shares entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series A Preferred Shares represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series A Preferred Shares represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series A Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series A Preferred Shares, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation or any present plan or intention, to purchase any Series A Preferred Shares. Any shares repurchased and cancelled by us will revert to the status of authorized but unissued preferred shares, undesignated as to series.

Notwithstanding the foregoing, in the event that full cumulative dividends on the Series A Preferred Shares and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Shares and any Parity Securities. Common shares and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Series A Preferred Shares and any Parity Securities for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.

No Sinking Fund

The Series A Preferred Shares do not have the benefit of any sinking fund.

Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Our articles of incorporation and our bylaws are filed as Exhibit 3.1 and Exhibit 3.2, respectively, hereto.

Purpose.

Our purpose is to engage in any lawful act or activity relating to the business of chartering, rechartering or operating tankers, drybulk carriers or other vessels or any other lawful act or activity customarily conducted in conjunction with shipping, and any other lawful act or activity approved by the Board of Directors of the Corporation. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Directors.

Our directors are elected by a plurality of the votes cast at a meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The Board of Directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.

Dissenters’ Rights of Appraisal and Payment.

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting stockholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of the stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions.

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents.

Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock.

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 200,000,000 shares of blank check preferred stock, of which 800,000 have been designated Series A Preferred Shares and of which 795,878 are issued and outstanding as of December 31, 2021. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors.

Our articles of incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal of Directors.

Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of Special Meetings of Stockholders.

Our bylaws provide that special meetings of our stockholders may be called only by resolution of our Board of Directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting. If, however, the date of our annual meeting is more than 30 days before or 60 days after the first anniversary date of the previous year’s annual meeting, a stockholder’s notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to the annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations.

Our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

•

persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation’s outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

•

the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares;

•

following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds of the voting stock of the corporation not owned by the stockholder; or

•	the transaction is with a stockholder that was or became an interested stockholder prior to or at the time the Spin-Off was consummated.

PLAN OF DISTRIBUTION

We will deliver shares of our common stock upon exercise of the Class A Warrants and Representative’s Purchase Warrants. As of the date of this prospectus, the outstanding Class A Warrants were exercisable for a total of 43,000 common shares and the Representative’s Purchase Warrants were exercisable for a total of 552,000 common shares. For additional information about the Class A Warrants and Representative’s Purchase Warrants, please see the section of this prospectus entitled “Description of our Capital Stock.”

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are a Marshall Islands corporation and our executive office is located outside of the United States in Athens, Greece. Our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

You may also have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

LEGAL MATTERS

Certain legal matters with respect to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C. Certain matters of U.S. Federal and New York law are being passed upon for us by Morgan, Lewis  & Bockius LLP, New York, New York.

EXPERTS

The consolidated financial statements of Imperial Petroleum Inc. as of December 31, 2020 and 2021 and for each of the three years in the period ended December 31, 2021 incorporated by reference into this Prospectus have been audited by Deloitte Certified Public Accountants, S.A., an independent registered public accounting firm, as stated in their report which expresses an unqualified opinion on the financial statements. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The office of Deloitte Certified Public Accountants, S.A. is located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

OTHER EXPENSES OF ISSUANCE AND OFFERING

The expenses of the offering of the securities to which this prospectus relates were paid in connection with the initial offering of the Class A Warrants and Representative’s Purchase Warrants.

Up to 43,000 Common Shares issuable upon the exercise of outstanding Class A Warrants

IMPERIAL PETROLEUM INC.

PROSPECTUS

, 2022

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

The bylaws of the Registrant provide that any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another, partnership, joint venture, trust or other enterprise, shall be entitled to be indemnified by the Registrant upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers.

(1) Actions not by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2) Actions by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3) When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4) Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5) Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6) Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7) Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7. Recent Sales of Unregistered Securities

The Company issued 4,775,272 shares of its common stock and 795,878 shares of its 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock to StealthGas Inc. in exchange for its contribution to the Company of all the outstanding shares of the Company’s four vessel-owning subsidiaries in conjunction with the spin-off transaction completed on December 3, 2021. These issuances were each exempt from registration as a transaction not involving an offering in the United States under Regulation S of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

1.1	Form of Underwriting Agreement**

3.1	Restated Articles of Incorporation of Imperial Petroleum Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

3.2	Amended and Restated Bylaws of Imperial Petroleum Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

3.3	Statement of Designation of 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260829) filed with the SEC on November 12, 2021)

4.2	Specimen Series A Preferred Share Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-260829) filed with the SEC on November 12, 2021)

4.3	Contribution Agreement between Imperial Petroleum Inc. and StealthGas Inc. (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.4	Class A Warrant, dated February 2, 2022 (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022)

4.5

Representative’s Purchase Warrants (incorporated by reference to Exhibit 4.3 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022) and Representative’s Purchase Warrants (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-263593) filed with the SEC on March 16, 2022)

4.6

Warrant Agency Agreement, dated February  2, 2022, by and between American Stock Transfer & Trust Company and the registrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022)

4.7

Warrant Agency Agreement, dated March  23, 2022, by and between American Stock Transfer & Trust Company and the registrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022)

4.8	Form of Class B Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022)

4.9	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022)

4.10	March 2022 Representative’s Purchase Warrants (incorporated by reference to Exhibit 4.4 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022)

5.1.1

Opinion of Reeder  & Simpson P.C. as to the validity of the shares of common stock being registered (incorporated by reference to Exhibit 5.1 to the Company’s Registration Statement on Form F-1 (File No.  333-262264) filed with the SEC on January 20, 2022)

5.1.2	Opinion of Reeder & Simpson P.C. as to the validity of the shares of common stock being registered (incorporated by reference to Exhibit 5.1 to the Company’s Registration Statement on Form F-1 (File No. 333-262421) filed with the SEC on January 31, 2022)

5.2.1

Opinion of Morgan, Lewis  & Bockius LLP as to the validity of the units and warrants being registered (incorporated by reference to Exhibit 5.2 to the Company’s Registration Statement on Form F-1 (File No.  333-262264) filed with the SEC on January 20, 2022)

5.2.2	Opinion of Morgan, Lewis & Bockius LLP as to the validity of the units and warrants being registered (incorporated by reference to Exhibit 5.2 to the Company’s Registration Statement on Form F-1 (File No. 333-262421) filed with the SEC on January 31, 2022)

8.1.1

Opinion of Reeder  & Simpson, P.C. with respect to certain Marshall Islands tax matters (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-1 (File No.  333-262264) filed with the SEC on January 20, 2022)

8.1.2	Opinion of Reeder & Simpson, P.C. with respect to certain Marshall Islands tax matters (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-1 (File No. 333-262421) filed with the SEC on January 31, 2022)

8.2.1

Opinion of Morgan, Lewis  & Bockius LLP with respect to certain U.S. tax matters (incorporated by reference to Exhibit 8.2 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

8.2.2	Opinion of Morgan, Lewis & Bockius LLP with respect to certain U.S. tax matters (incorporated by reference to Exhibit 8.2 to the Company’s Registration Statement on Form F-1 (File No. 333-262421) filed with the SEC on January 31, 2022)

10.1

Management Agreement between Imperial Petroleum Inc. and Stealth Maritime S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

10.2.1	Senior Secured Credit Facility (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-260829) filed with the SEC on November 12, 2021)

10.2.2

Supplemental Agreement, dated January  27, 2022 (incorporated by reference to Exhibit 10.2.2 to the Company’s Registration Statement on Form F-1 (File No. 333-263593) filed with the SEC on March 16, 2022)

10.3	Equity Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

10.4	Memoranda of Agreement for product tankers (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-263593) filed with the SEC on March 16, 2022)

14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260829) filed with the SEC on November 12, 2021)

21.1

Significant Subsidiaries of Imperial Petroleum Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-263593) filed with the SEC on March 16, 2022)

23.1	Consent of Deloitte Certified Public Accountants S.A.*

23.2	Consent of Reeder & Simpson P.C. (included in Exhibits 5.1 and 8.1)

23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibits 5.2 and 8.2)

24.1	Powers of Attorney (included on signature page hereof)**

*	Filed herewith
**	Previously filed.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person Ain connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece on the 4th day of April, 2022.

IMPERIAL PETROLEUM INC. (Registrant)

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on April 4, 2022.

Signature	Title
/s/ Harry N. Vafias	Chief Executive Officer and Director (Principal Executive Officer)
Harry N. Vafias

/s/ Ifigeneia Sakellari	Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Ifigeneia Sakellari

/s/ John Kostoyiannis	Director
John Kostoyiannis

/s/ George Xiradakis	Director
George Xiradakis

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement on Form F-1 in the City of Newark, State of Delaware, on April 4, 2022.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director